UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Navios Maritime Acquisition Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
Y62159101
(CINS Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CINS No.	Y62159101

1	NAMES OF REPORTING PERSONS Fir Tree Capital Opportunity Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		285,892

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		285,892

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	285,892

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CINS No.	Y62159101

1	NAMES OF REPORTING PERSONS Fir Tree Value Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,514,108

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,514,108

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,514,108

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CINS No.	Y62159101

1	NAMES OF REPORTING PERSONS Fir Tree, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,800,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,800,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,800,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

SCHEDULE 13G/A
This Amendment No. 1 to Schedule 13G (this “Amendment”) is being filed on behalf of Fir Tree Capital Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership (“Capital Fund”), Fir Tree Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“Value Fund”), and Fir Tree, Inc., a New York corporation (“Fir Tree,” and, collectively with Capital Fund and Value Fund, the “Reporting Persons”), relating to Common Stock (the “Common Stock”) of Navios Maritime Acquisition Corporation, a corporation organized in the Republic of Marshall Islands (the “Issuer”), purchased by Capital Fund and Value Fund. Fir Tree is the investment manager of Capital Fund and Value Fund.
In addition to updating the holdings of the Reporting Persons, this Amendment is being filed to report that Fir Tree SPAC Holdings 2, LLC, a Delaware limited liability company, has ceased to be a Reporting Person.
Item 1(a)	Name of Issuer.

Navios Maritime Acquisition Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

85 Akti Miaouli Street Piraeus, Greece 185 38

Item 2(a)	Name of Person Filing.

Item 2(b)	Address of Principal Business Office.

Item 2(c)	Place of Organization.

Fir Tree Capital Opportunity Master Fund, L.P.
c/o Admiral Administration Ltd.
Admiral Financial Center, 5th Floor
90 Fort Street, Box 32021 SMB
Grand Cayman, Cayman Islands
A Cayman Islands exempted limited partnership

Fir Tree Value Master Fund, L.P.
c/o Admiral Administration Ltd.
Admiral Financial Center, 5th Floor
90 Fort Street, Box 32021 SMB
Grand Cayman, Cayman Islands
A Cayman Islands exempted limited partnership

Fir Tree, Inc. 505 Fifth Avenue 23rd Floor New York, New York 10017 A New York corporation

Fir Tree is the investment manager for each of Capital Fund and Value Fund, and has been granted investment discretion over portfolio investments, including the Common Stock, held by each of them.
Item 2(d)	Title of Class of Securities.

Common Stock (the “Common Stock”)

Item 2(e)	CUSIP Number.

Y62159101 (CINS Number)

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.
(a)	Capital Fund is the beneficial owner of 285,892 shares of Common Stock. Value Fund is the beneficial owner of 1,514,108 shares of Common Stock.

Fir Tree may be deemed to beneficially own the shares of Common Stock held by Capital Fund and Value Fund as a result of being the investment manager of Capital Fund and Value Fund.

(b)
Capital Fund is the beneficial owner of 0.9% of the outstanding shares of Common Stock. Value Fund is the beneficial owner of 4.8% of the outstanding shares of Common Stock. Collectively, the Reporting Persons beneficially own 1,800,000 shares of Common Stock, which represents 5.7% of the shares of Common Stock outstanding. These percentages are determined by dividing the number of shares of Common Stock beneficially held by the Reporting Persons by 31,399,765, the number of shares of Common Stock issued and outstanding.

(c)
Capital Fund has the shared power to direct the vote and disposition of 285,892 shares of Common Stock. Value Fund has the shared power to direct the vote and disposition of 1,514,108 shares of Common Stock. Fir Tree has been granted investment discretion over the Common Stock held by Capital Fund and Value Fund, and thus, has the shared power to direct the vote and disposition of 1,800,000 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 12, 2010

FIR TREE CAPITAL OPPORTUNITY MASTER FUND, L.P.
By:	FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE VALUE MASTER FUND, L.P.
By:	FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE, INC.
By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Common Stock of Navios Maritime Acquisition Corporation, a corporation organized in the Republic of Marshall Islands, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 12, 2010.

FIR TREE CAPITAL OPPORTUNITY MASTER FUND, L.P.
By:	FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE VALUE MASTER FUND, L.P.
By:	FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE, INC.
By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President